Exhibit 3.1

AMENDMENT TO BYLAWS

OF APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

The Bylaws of Apollo Commercial Real Estate Finance, Inc. are amended by adding a new Article XV as follows:

ARTICLE XV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction because the action asserts a federal claim, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the right or on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director, officer, other employee or agent of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director, officer, other employee or agent of the Corporation arising pursuant to any provision of Maryland General Corporation Law (including, without limitation, Section 2-401 thereof), the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director, officer, other employee or agent of the Corporation that is governed by the internal affairs doctrine.